Exhibit 99.1

BIT Mining Limited Announces Plan to Implement ADS Ratio Change

AKRON, Ohio, December 12, 2022/PRNewswire/—BIT Mining Limited (NYSE: BTCM) (“BIT Mining,” “the Company,” “we,” “us,” or “our company”), a leading technology-driven cryptocurrency mining company, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.00005 per share, from the current ADS Ratio of one (1) ADS to ten (10) Class A ordinary shares, to a new ADS Ratio of one (1) ADS to one hundred (100) Class A ordinary shares (the “ADS Ratio Change”). The Company anticipates that the ADS Ratio Change will be effective on or about December 23, 2022.

For BIT Mining’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-ten reverse share split. BIT Mining’s ADSs will continue to be traded on the New York Stock Exchange under the ticker symbol “BTCM”.

No fractional new ADSs will be issued in connection with the ADS Ratio Change. The ADS Ratio Change will have no impact on BIT Mining’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

As a result of the ADS Ratio Change, BIT Mining’s ADS trading price is expected to increase proportionally; however, there can be no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than ten (10) times the ADS trading price before the change.

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, data center operation and mining machine manufacturing. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETC and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, enabling the Company’s self-efficiency through vertical integration with its supply chain.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Statements that are not historical facts are forward-looking statements. Such statements are based upon management’s current beliefs and expectations, as well as current market and operating conditions. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control. A number of factors could cause actual results, performance or achievements to differ materially from those contained in any forward-looking statement, including but not limited to: the Company’s ADS trading price, and whether it will increase after the ADS Ratio Change; and assumptions underlying or related to the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com